Phillips Edison & Company, Inc.

Q1 2021 EARNINGS PRESENTATION - SCRIPT

--- START OF CALL ---

OPERATOR
Good morning and welcome to Phillips Edison and Company's First Quarter 2021 Results Presentation. I will be your conference operator today.

Before we begin, I would like to remind our listeners that today's presentation is being recorded and simultaneously webcast.

The webcast and slide presentation containing financial information can be accessed by visiting the "Events & Presentations" page in the Investors section of the Phillips Edison & Company website at phillipsedison.com; or, at phillipsedison.com/investors.

A replay of today's call will be available later today on the same website.

I would now like to turn the call over to Michael Koehler with Phillips Edison and Company.

Sir, please proceed.

MICHAEL KOEHLER, VP OF INVESTOR RELATIONS

Thank you, operator.

Good morning everyone and thank you for joining us. I am Michael Koehler, Vice President of Investor Relations with Phillips Edison and Company. Joining me on today's call are our Chairman and Chief Executive Officer, Jeff Edison; our President, Devin Murphy; and our Chief Financial Officer, John Caulfield.

During today's presentation, Jeff will review our first quarter highlights, provide details on our updated estimated value per share, and review our portfolio.

John will then provide details on our financial results and the balance sheet.

Jeff will then return to speak to the historical performance of PECO, provide some closing comments, and lastly, discuss our proxy.

There will not be a question and answer session today, given that we are in a quiet period because of our recently filed registration statement with the SEC.

Before we begin, I would like to remind our audience that statements made during today's call may contain forward-looking statements, which are subject to various risks and uncertainties. Please refer to SLIDE 3 for additional disclosure and direction on where you can find information regarding potential risks. In addition, we will also refer to certain non-GAAP financial measures. Information regarding our use of these measures and reconciliations of these measures to our GAAP results are available in the slide presentation for this webinar - which can be downloaded on our website.

Now, please turn to SLIDE 4, and I will turn the call over to Jeff Edison, our Chief Executive Officer.

Jeff?

JEFF EDISON, CEO

Thank you, Michael - and good morning everyone.

The momentum that we saw in the first quarter of 2021 exceeded our expectations. Leased portfolio occupancy increased to 94.8%, from 94.7% at the beginning of the year.

Collections were over 95% for the quarter. And 100% of our occupied spaces were open for business at March 31, 2021.

The strong leasing activity we saw through the end of 2020 continued into 2021. In Q1, we executed 316 leases, totaling 1.4 million square feet. Both results are all-time highs for PECO.

Comparable new lease spreads were 12.4% and comparable renewal lease spreads were 8.0%.

Demand from retailers to be in our well-located, grocery-anchored centers was strong. It drove our improved results for the quarter.

Please turn to SLIDE 5 for a discussion on our recently updated estimated value per share.

As they have done for the past several years, Duff & Phelps, a leading independent valuation firm, performed its annual valuation of our portfolio.

Our omni-channel, grocery-anchored, neighborhood shopping centers performed well on a relative basis through the pandemic, and have rebounded strongly from 2020.

We are pleased to report that our Board of Directors established our updated estimated value per share at $10.55.

This represents an increase of approximately 20.6% from our previous estimated value per share, which was announced in May of 2020. And, this represents an increase of 5.5% above our offering price of $10.00 per share.

Our new share price was at the midpoint of the range provided by Duff & Phelps, which was $9.87 to $11.22 per share.
The increase in the value of our share price was driven by several factors, including:
1.The significantly improved outlook for retail shopping centers;
2.Lower discount rates resulting from a more stable economic environment; and,
3.The approximately 4% decrease in share count resulting from our Q4 2020 tender offer.

Now, turning to SLIDE 6...
From a micro-economic, or PECO perspective, our assets are performing well.
Our tenants, whom you know we call "Neighbors", have demonstrated strong resilience throughout the difficult economic conditions caused by the COVID-19 pandemic.

As of March 31, 2021, 100% of our occupied spaces were open for business. In fact, we have seen customer foot traffic surpass pre-COVID levels. For example, for the month ended March 31, 2021, our foot traffic was 104% compared to the average monthly levels during 2019. This is according to data provided by Placer AI.

As the economy re-opens and our Neighbors continue to rebound, we believe the market backdrop for our portfolio appears increasingly strong.

From a macro-economic perspective, we believe there are a number of trends that are positive for us.

We continue to see favorable population growth and migration to the Sun Belt. This is where close to 50% of our A-B-R is generated.

We are also seeing a population shift from urban centers to non-urban and suburban areas. Our properties are generally located in suburban markets in neighborhoods, rather than in urban or downtown areas.

The net population flow out of U.S. urban neighborhoods and into non-urban neighborhoods doubled between March and September 2020, as compared to the average for the same months in 2017 through 2019. This is according to the Federal Reserve Bank of Cleveland.

Many employees continue to work from home. Businesses are considering remote or partial-remote work arrangements with their employees. When consumers work from home, we believe they are more likely to shop near their home. This is where our centers are generally located.

We have seen an increase in consumers supporting local and small businesses. Our local Neighbors have benefited from the support of their local communities.

Importantly, we see retailers continuing to adopt omni-channel strategies. They integrate their brick and mortar stores with "BOPIS" or "buy-online, pick-up in store", and last mile delivery.

As an omni-channel landlord, we believe our assets are well-positioned to facilitate last-mile delivery, serve the BOPIS customer, and support traditional brick and mortar retail due to the regular foot traffic of our grocery-anchored centers.

And finally, we believe we are benefiting from some formerly mall-based businesses relocating to more convenient, open air shopping centers - like ours.

SLIDE 8 provides an overview of our portfolio at the end of the first quarter.
As of March 31, 2021, our portfolio consisted of 278 wholly-owned shopping centers, located in 31 states, totaling 31.3 million square feet of G-L-A. Over 96% of our annualized base rent comes from centers with a grocery anchor.

At year-end, our leased portfolio occupancy was 94.8% and our inline occupancy was 89.8%.

Our total portfolio A-B-R per square foot was $13.06 at the end of the quarter, an increase of 3.0% from a year ago.

Our inline, or non-anchor, A-B-R was $20.84 per square foot, which was an increase of 3.6% from a year ago.

Our centers have an average 3-mile household income of over $68,000 and an average 3-mile population of 61,000. Our experience has proven that these metrics support the health of our neighbors and the merchandise mix of our centers.

75.9% of our annualized base rent came from grocers and national and regional Neighbors, representing a strong, creditworthy Neighbor base.

Our top five markets by A-B-R are among the top 20 MSA's in the United States. These are Atlanta, Chicago, Dallas, Minneapolis, and Denver.

SLIDE 9 illustrates our top anchor and in-line Neighbors.

Kroger and its brands are collectively our largest Neighbor, making up 6.6% of our A-B-R across 60 centers. We are Kroger's largest landlord.

Publix is our second largest Neighbor, making up 5.6% of our A-B-R across 56 centers. We are Publix's second largest landlord.

Rounding out our remaining top 5 Neighbors are Ahold Delhaize, Albertsons-Safeway, and Walmart.

Our top five in-line, or non-anchor, Neighbors are Subway, Anytime Fitness, Wells Fargo, Great Clips, and H&R Block.

We have seen continued strong leasing activity at our centers, as illustrated on SLIDE 10.

During the first quarter, we executed a record number of leases. We executed 316 leases, including new leases, renewals, and options, totaling 1.4 million square feet. The square footage leased was also a record for PECO. This compared to 214 leases executed, totaling 1.1 million square feet, during the first quarter of 2020.

During the quarter, comparable rent spreads were 12.4% for new leases, 8.0% for renewal leases, and 9.3% combined.

Our leasing team has been busy executing both new and renewal leases during the quarter with high-quality Neighbors like Publix, Starbucks, UPS, Jersey Mikes, and Supercuts.

We've had a very good first quarter. With that, I will now turn the call over to our CFO, John Caulfield.

John?

JOHN CAULFIELD, CHIEF FINANCIAL OFFICER

Thank you, Jeff, and good morning everyone.

Please turn to SLIDE 12 where we will discuss our Q1 2021 collections.

Our hard working associates have been committed to working closely with our Neighbors throughout the pandemic. These efforts continue to pay off.

Our second quarter 2020 collections have increased to 93%, up from our originally announced figure of 86%. Our third quarter 2020 collections have increased to 96%, up from 94%. And our fourth quarter 2020 collections have increased to 96%, up from 95%.

These positive results continued through the first quarter of 2021, as we collected 95% of rent and recoveries billed, and this trend continues to improve.

SLIDE 13 reviews our year-to-date Same-Center N-O-I, or Net Operating Income.

We have been successful in mitigating the impact that the COVID-19 pandemic had on our portfolio, but our results were impacted, nonetheless.

Our first quarter 2021 same-center N-O-I decreased 0.9% to $86.5 million from a year ago.

Results were driven by a 0.8% decrease in average same-center occupancy and an increase in rent abatements as PECO works with certain Neighbors in helping them recover from the negative impacts of the COVID-19 pandemic.

Partially offsetting this decrease was a $0.52, or 4.1%, increase in same-center average base rent per square foot.

Please note that our same-center N-O-I includes 274 properties that we have owned and operated since January 1, 2020.

SLIDE 14 outlines our net income and core funds from operations, or Core F-F-O, for the Quarter Ended March 31, 2021.

Our Core F-F-O increased 5.5% to $63.6 million.

On a per share basis, Core F-F-O increased by $0.02 to $0.20 cents per diluted share during the first quarter of 2021.

The increase in Core F-F-O for the first quarter of 2021 was driven by the consistent property earnings that I just spoke to, lower interest costs, and decreased general and administrative expenses.

Core F-F-O per share also benefited from fewer shares outstanding as a result of our tender offer, which closed in December 2020.

SLIDE 15 outlines our debt profile and maturity ladder as of March 31, 2021.

Our net debt to Adjusted EBITDAre was 7.4 times at March 31, 2021, compared to 7.3 times at December 31, 2020.

At March 31, 2021, our debt had a weighted-average interest rate of 3.0%, and a weighted-average maturity of 3.8 years. Approximately 70% of our debt was fixed-rate.

This compares to December 31, 2020 when we had a weighted-average interest rate of 3.1%, a weighted-average maturity of 4.1 years, and approximately 75% fixed-rate debt.

While we are comfortable with our leverage in the current environment, we would like to continue to improve this ratio over time.

Lastly, we have $490 million of borrowing capacity available on our $500 million revolving credit facility.

I would now like to turn the call back over to Jeff, to discuss our historical performance.

Jeff?

JEFF EDISON, CEO

Thanks John. Please turn to SLIDE 17, which outlines PECO's historical investment performance.

We are pleased with our track record of protecting and creating stockholder value. We remain optimistic about the future of PECO.

The first PECO common share purchased in our initial offering has received cash distributions totaling $6.37 per share. And the last PECO common share purchased has received cash distributions totaling $4.22 per share.

This is in addition to the increased estimated value per share of $10.55.

Turning to SLIDE 18
When we make decisions as a company, please know that the long-term interest of our stockholders is always the driving factor.

PECO is an internally-managed REIT. And we have been that way since the 2017 acquisition of Phillips Edison Limited Partnership. Since that transaction closed, we have not paid any asset management fees, or any other management fees, to third parties.

Collectively, PECO's management is the largest stockholder owning approximately 8% of the Company.

Lastly, every associate at PECO becomes a stockholder after their first year with the Company. We feel this encourages our associates to think like owners. We also believe this aligns all of us to our stockholders.

SLIDE 19 contains an overview of our proxy for the upcoming annual stockholder meeting on June 18.

If you are an advisor, please encourage your clients to vote today.

And if you are an investor, please vote today! You can vote online, by phone, or by mail. Voting is easy. The instructions are here on Slide 19.

Our board recommends voting in favor of all the proposals, which we believe will help us achieve our liquidity goals.

Proposal #1: Stockholders are being asked to vote on the election of the eight members of the PECO Board of Directors.

Proposal #2: Stockholders have the opportunity to cast an advisory vote to approve the compensation of PECO’s named executive officers.

Proposal #3: Stockholders are being asked to vote on an amendment to the 2020 Omnibus Incentive Plan.

Proposal #4: Stockholders are being asked to approve the amendment of our Charter related to our phased-in liquidity approach recommended by our investment banking advisors.

Proposal #5: Stockholders have the opportunity to cast an advisory vote to select Deloitte & Touche as PECO’s independent registered public accounting firm for 2021.

I cannot encourage you strongly enough to vote your shares - it is very important.

With that, I would like to turn the call back over to Michael Koehler, our Vice President of Investor Relations.

MICHAEL KOEHLER - VP OF INVESTOR RELATIONS

Thank you, Jeff.

This concludes our prepared remarks this morning.

I would like to remind everyone on the call today that the contact information for our investor relations team is available on SLIDE 20. Please do not hesitate to reach out if you have questions.

And lastly, please vote your proxy if you haven't done so already. The sooner we can get your vote, the less we have to spend soliciting votes, and the sooner we can move forward with our liquidity plans.

If you are an investor, please vote now! And if you are an advisor, please encourage your clients to vote as soon as possible.

I'll turn it back to Jeff for some closing comments.

JEFF EDISON - CEO

Thank you, Michael.

On behalf of the entire management team, I would like to express our appreciation for the continued support we have received from our stockholders, associates, agents, and importantly, our Neighbors.

We look forward to updating you again in the near future.

MICHAEL KOEHLER - VP OF INVESTOR RELATIONS

Thank you for joining us. You may now disconnect.

--- END CALL ---